                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No. )
                                 --------------

                               Crawford & Company
                               ------------------
                                (Name of Issuer)

                 Class B Common Stock, Par Value $0.01 Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    224633206
                                    ---------
                                 (CUSIP Number)

                           Estate of Virginia Crawford
                        c/o SunTrust Bank, as co-executor
                                  55 Park Place
                             Atlanta, Georgia 30303
                                 (404) 588-7571
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                               John J. Kelley III
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                 August 17, 1999
                                 ---------------
                          (Date of Event Which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                         (Continued on following pages)

CUSIP NO. 224633206

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Estate of Virginia Crawford

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                               (b)  [X]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

                  Not applicable.

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Estate is subject to the laws of the State of Georgia

  NUMBER OF                7.   SOLE VOTING POWER          8,437,207
   SHARES
BENEFICIALLY               8.   SHARED VOTING POWER           -0-
 OWNED BY
    EACH                   9.   SOLE DISPOSITIVE POWER     8,437,207
 REPORTING
  PERSON                  10.   SHARED DISPOSITIVE POWER      -0-
   WITH


--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,437,207

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *:


                               Page 2 of 7 Pages

                  34.2%

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14.      TYPE OF REPORTING PERSON

                  00
--------------------------------------------------------------------------------

* As of March 2, 2001, there were 24,697,172 shares of Class B Common Stock of Crawford & Company issued and outstanding.

                         (continued on following pages)


                                Page 3 of 7 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1.  Security and Issuer

         The class of equity securities to which this statement on Schedule 13D relates is the Class B common stock, par value $1.00 per share (the "Common Stock"), of Crawford & Company (the "Issuer"), a Georgia corporation, with its principal executive offices located at 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342.

Item 2.  Identity and Background

(a - b) This statement is being filed on behalf of the Estate of Virginia C. Crawford (the "Estate") by each of SunTrust Bank and Jesse C. Crawford, co-executors of the Estate of Virginia C. Crawford. The address of SunTrust is: 55 Park Place Atlanta, Georgia 30303. The address of Jesse
         C. Crawford is: c/o Crawford Communications, 535 Plasamour Dr., N.E., Atlanta, Georgia 30324.

(c)      Not applicable.

(d - e) During the last five years, the Estate has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

(a - j) On August 8, 1999, Virginia C. Crawford died. At the time of her death, Ms. Crawford owned 8,401,207 shares of Common Stock (the "Shares") of record. These Shares are now beneficially owned by the Estate. The co-executors of the Estate, as appointed by the Clerk of Probate Court, Fulton County Georgia, on August 17, 1999, are SunTrust Bank and Jesse
         C. Crawford, the son of Ms. Crawford.


                                Page 4 of 7 Pages

         The Estate does not have any plans or proposals with respect to the Shares which relate to or that would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a - b) The Estate is the beneficial owner of 8,437,207 shares of Common Stock, representing approximately 34.2% of the outstanding shares of Common Stock as of March 2, 2001.

         (c) During the 60 days preceding the date of this report, the Estate has not effected any transactions involving the Shares. Ms. Crawford died on August 8, 1999. At the time of Ms. Crawford's death, the Estate acquired 36,000 Shares pursuant to a general power of appointment contained in Ms. Crawford's will.

         (d) SunTrust Bank and Jesse C. Crawford, as co-executors of the Estate, have the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares. To effect such disposition or vote, the unanimous consent of both SunTrust Bank and Jesse C. Crawford is required.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be filed as Exhibits.

         None


                                Page 5 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2001

                                    THE ESTATE OF VIRGINIA C. CRAWFORD


                                    By: /s/ William N. Dickson, II
                                       -----------------------------------------
                                         Name:  William N. Dickson, II
                                         For:   SunTrust Bank, as co-executor
                                         Title: First Vice President


                                    By: /s/ Jesse C. Crawford
                                       -----------------------------------------
                                         Jesse C. Crawford
                                         Co-executor


                                Page 6 of 7 Pages

                             JOINT FILING AGREEMENT

         The undersigned each hereby agree that the Schedule 13D dated March 22, 2001, which relates to the common stock of Crawford & Company, is to be filed jointly on behalf of the estate of Virginia C. Crawford by each of them for the reasons stated therein, and any amendments thereto shall be filed jointly by the undersigned.

Dated:  March 22, 2001


                                    SunTrust Bank, and Jesse C.
                                    Crawford, as co-executors of the
                                    Estate of Virginia C. Crawford


                                    By:  /s/ William N. Dickson, II
                                       -----------------------------------------
                                       Name:  William N. Dickson, II
                                       For:   SunTrust Bank
                                       Title: First Vice President


                                    By:  /s/ Jesse C. Crawford
                                       -----------------------------------------
                                       Jesse C. Crawford


                                Page 7 of 7 Pages